SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of April, 2004

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures:  Prudential Plc in indonesia





        PT Prudential Life Assurance to appeal Indonesian Court decision



PT Prudential Life Assurance recently terminated a consultancy contract for agency sales force management, following legal advice. As a result, the consultant has made a claim against PT Prudential Life Assurance for approximately US$ 40 million and has filed a bankruptcy petition in the Jakarta Bankruptcy Court. The Company considers, on the basis of its legal advice, that the bankruptcy petition is misconceived.

Jakarta's Bankruptcy Court returned its verdict today. It held that the Company owes the consultant approximately US$ 400,000 and as a result, has put the Company into bankruptcy. PT Prudential Life Assurance is very surprised that the Court has decided to accept the petition filed against it. PT Prudential Life Assurance plans to vigorously appeal the Jakarta Bankruptcy Court's decision.

While the appeal process is underway, Prudential' s operations in Indonesia intend to continue business as usual. All Prudential policies remain completely unaffected and our total commitment to our customers and our employees continues undiminished

PT Prudential Life Assurance is financially very strong. Its Risk Based Capital
(RBC) ratio of 255% (as at December 31, 2003) compares very favourably with the 100% requirement dictated by the Ministry of Finance.

                                    - ENDS -

Enquiries to:
Media                                    Investors/Analysts
Geraldine Davies     0207 548 3911
Steve Colton         020 7548 3721       Rebecca Burrows           020 7548 3537
Clare Staley         020 7548 3719       Marina Lee-Steere         020 7548 3511


                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 23 April, 2004

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/   Steve Colton

                                               Steve Colton,
                                               Group Head of Media Relations